SI ION

17005822

RMS

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

OMB APPROVAL
OMB Number : 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

SEC FILE NUMBER
8- 67515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PINNACLE INVESTMENTS, LLC**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 PLUM STREET, SUITE 120
(No. and Street)

SYRACUSE	**NEW YORK**	**13204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RYAN W. YORK, CEO **(315) 251-1101**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN SMITH WALLACE LLP

6 CITYPLACE DRIVE, STE 900	**ST. LOUIS**	**MISSOURI**	**63141**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Ryan W. York**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Investments, LLC**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Melanie A Wyant
01WY6315878
Notary Public, State of New York
Qualified In Cayuga County
My commission expires DECEMBER 1st, 2018

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Changes in Financial Condition.

☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report

☐ (n) Report on management's assertion letter regarding 15c3-3 Exemption Report

☐ (o) Management's assertion letter regarding 15c3-3 Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN SMITH WALLACE 6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Pinnacle Investments, LLC
Syracuse, New York

We have audited the accompanying statement of financial condition of Pinnacle Investments, LLC (a New York limited liability company, the "Company") as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Pinnacle Investments, LLC's management is responsible for the statement of financial condition. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Thc Company is not required to havc, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Pinnacle Investments, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

As described in Note 12 to the financial statements, the Company recorded a prior period adjustment which impacted member's equity. Our opinion is not modified with respect to that matter.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 21, 2017

PINNACLE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

Assets

Assets:	
Cash and cash equivalents (Note 2)	$ 314,807
Cash deposited with clearing organization	100,000
Marketable securities at market value (Note 4)	7,804
Receivable from broker-dealers, net (Note 5)	185,963
Prepaid expenses	37,882
Due from related parties (Note 10)	109,887
Advances to brokers (Note 10)	31,500
Property and equipment, net (Note 6)	39,069
Total assets	$ 826,912

Liabilities and Member's Equity

Liabilities:	
Deferred revenue (Note 8)	$ 572,499
Accrued expenses and other liabilities	374,572
Total liabilities	947,071
Member's deficit:	(120,159)
Total liabilities and member's equity	$ 826,912

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1- Organization and Nature of Business

Pinnacle Investments, LLC (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York registered Limited Liability Company, and is a wholly owned subsidiary of Pinnacle Holding Company, LLC (Parent). The Company is an introducing broker-dealer primarily engaged in the trading and brokerage of investment company shares, equity securities, bonds, insurance, other investment products and investment advisory services in the Central New York area. The Company uses Wells Fargo Clearing Services ("Wells Fargo"), previously First Clearing, LLC, to carry customer accounts and clear transactions.

Note 2 - Summary of significant accounting policies

Securities Transactions– Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are posted on a settlement date basis.

Investments - Marketable securities in the Company's investment account are classified as available for sale and are valued under fair value pricing as those terms are described for financial statement purposes. All securities' valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established.

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the statement of financial condition.

Investment Advisory and Administrative Fees - Investment Advisory and Administrative Fees are received quarterly in advance and are recognized as earned on a pro rata basis over the three month period (See Note 8).

Concentration of credit risk – The majority of the Company's income is derived from commissions earned from sales of products from a variety of investment companies. Outstanding receivables from these investment companies are unsecured.

The Company maintains cash in bank accounts at various financial institutions. Amounts held in these accounts may exceed the amounts insured by the Federal Deposit Insurance Company ("FDIC"). Amounts in excess of FDIC insurance are subject to normal credit risk.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalent.

Property and equipment – Property and equipment are recorded at cost. Depreciation for financial statement purposes is computed on the straight-line method over the estimated useful lives or length of a lease of the assets, which range from three to fifteen years. Depreciation for

income tax purposes is computed using methods and lives prescribed by the appropriate income tax regulations. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

Income taxes – The Company is a single member limited liability company and is considered a disregarded entity for income tax purposes as it files a consolidated return with Pinnacle Holding Company, LLC (Parent). Under these elections, the income is generally taxed directly to the member. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the period covered in this report.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events - Management has evaluated subsequent events through February 21, 2017, the date which the financial statements were available for issue. There have been no subsequent events that would require disclosure or adjustment to the financial statements.

Note 3 – Cash Deposited with Clearing Organization

The Company is required and maintains an escrow deposit account with Wells Fargo in the amount of $100,000. If the agreement between the Company and Wells Fargo is terminated for any reason, Wells Fargo may deduct from the escrow account any amounts the Company owes due to failure to meet any of its obligations and offset customer losses under the agreement.

Note 4 – Fair value measurements

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;

-Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly;

-Level 3 Inputs are unobservable inputs for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cost and fair value of investments consisted of the following:

	Cost	Gross Unrealized Loss	Level 1 Fair Value
Mutual funds, bonds, and equity securities	$ 12,405	$ (4,601)	$ 7,804

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses. The resulting difference between cost and fair value is included in the income statement.

Note 5 – Commissions Receivable and Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and Wells Fargo in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform it obligations under contractual terms and collateral held, if any, was deemed insufficient.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Wells Fargo extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with Wells Fargo. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and Wells Fargo internal margin requirements.

When a transaction is carried out on a cash basis with the clearing firm, the Company is responsible for the failure of a customer to deliver securities sold or make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations. The Company uses the direct write-off method in recognizing bad debt.

Note 6 - Property and equipment

Property and equipment consisted of the following:

Furniture & Fixtures	$ 96,171
Office Equipment	73,814
	169,985
Less accumulated depreciation	130,916
	$ 39,069

Note 7 –Contingencies

Litigation - During the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that would result in a material adverse effect on the Company's financial statements.

Other - The Company has a termination fee associated with the clearing agreement with Wells Fargo and management has applied the criteria within ASC 450, Contingencies, in determining that there is no accrual requirement for any such fees at December 31, 2016.

Note 8 – Incentive Payment and Deferred Revenue

In December 2014, the Company entered into a new clearing agreement with First Clearing. As part of the agreement, the Company received a one-time incentive payment of $700,000. In accordance with FASB ASC 605-50, Customer Payments and Incentives, this amount has been recorded as deferred revenue on the accompanying statement of financial condition and is being amortized on a straight-line basis over the 7 year term of the agreement with the amortization included as a reduction of clearing fees. The amount deferred at December 31, 2016 and included in deferred revenue in the accompanying statement of financial condition was $491,667.

The Company also receives in advance Investment Advisory and Administrative Fees monthly for a three month period. Revenues from these sources are deferred and recognized as earned over the three month period. The amount deferred at December 31, 2016 and included in deferred revenue in the accompanying statement of financial condition was $80,832.

Note 9 – Retirement Plan

The Company has a defined contribution profit sharing plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete one year of service and

attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum amount allowed under Section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and determined annually by the Directors. In addition, the Company can make additional contributions to the profit sharing trust fund annually at the discretion of the Directors..

Note 10 – Related Party Transactions

The Company has an affiliated hedge fund through common ownership.

For the year ended December 31, 2016, the Company paid management fees, and occupancy and other shared administrative expenses to its Parent company. At December 31, 2016, the Company had advanced $86,805 to its Parent company which has been included in due from related parties in the accompanying statement of financial condition.

For the year ended December 31, 2016, the Company received commissions, and paid for payroll and human resources administration fees to Pinnacle Employee Services, an affiliated company under common ownership.

At December 31, 2016, the Company was due $23,082 from Pinnacle Capital Management, an affiliated company under common ownership.

At December 31, 2016, the Company advanced $31,500 to brokers in advance of commissions earned.

Note 11 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2016, the Company's aggregate indebtedness and net capital were $455,404 and $129,455, respectively, and net capital exceeds its minimum capital requirement of $50,000 by $79,455.

Note 12 – Prior Period Adjustment

The Company has recorded a prior period adjustment to beginning member's equity due to a difference in accumulated depreciation booked to actual. This variance has been corrected and is reflected in the financial statements.

The prior period adjustment consisted of the following:

Member's deficit - December 31, 2015, as previously stated	$ (35,849)
Adjustment for accumulated depreciation	(11,441)
Member's deficit - December 31, 2015, restated	$ (47,290)